SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC  20549



                          FORM 11-K






     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
     SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For fiscal year ended December 31, 1995


     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D)
     OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]




     Commission file number : 1-13536




     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Federated Department Stores, Inc. Retirement Income and
Thrift Incentive Plan.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              Federated Department Stores, Inc.
                    151 West 34th Street
                  New York, New York  10001

                             and

                    7 West Seventh Street
                   Cincinnati, Ohio  45202







              FEDERATED DEPARTMENT STORES, INC.
         RETIREMENT INCOME AND THRIFT INCENTIVE PLAN
                    Financial Statements
                 December 31, 1995 and 1994


          With Independent Auditors' Report Thereon








              FEDERATED DEPARTMENT STORES, INC.
         RETIREMENT INCOME AND THRIFT INCENTIVE PLAN


                 December 31, 1995 and 1994


                            Index



Independent Auditors' Report

Statements of Net Assets Available for Benefits, with Fund Information -
    December 31, 1995 and 1994

Statements of Changes in Net Assets Available for Benefits, with Fund Information -
    Years Ended December 31, 1995 and 1994

Notes to Financial Statements





                Independent Auditors' Report




Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Retirement Income and Thrift Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        KPMG Peat Marwick LLP


Cincinnati, Ohio
June 14, 1996



                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1995
                                                      Stability
                                        Diversified    Income                      Thrift Incentive Fund
                                           Fund         Fund         Fund A        Fund B        Fund C      Fund D      Total
Assets:
 Investments, at fair value (note 3)-
  Participation in Master Trust       $143,822,947  $12,830,469  $230,187,959  $151,535,258  $90,648,217  $15,264,151  $644,289,001

 Receivables:
  Employer contributions                         -            -             -             -            -       33,739        33,739
  Employee contributions                         -            -     1,762,832     1,314,502      896,929       63,592     4,037,855
  Total receivables                              -            -     1,762,832     1,314,502      896,929       97,331     4,071,594

Net assets available for benefits     $143,822,947  $12,830,469  $231,950,791  $152,849,760  $91,545,146  $15,361,482  $648,360,595

The accompanying notes are an integral part of these financial statements.






                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

      Statement of Net Assets Available for Benefits, with Fund Information
                                December 31, 1994

                                                       Stability
                                         Diversified    Income                      Thrift Incentive Fund
                                            Fund         Fund         Fund A        Fund B        Fund C      Fund D      Total
Assets:
 Investments, at fair value (note 3):
  U.S. Government securities           $ 37,482,271  $12,097,406  $102,606,959  $          -  $         -  $        -  $152,186,636
  Corporate debt instruments             16,453,437    3,718,138    95,806,892             -            -           -   115,978,467
  Corporate stock - preferred               315,600            -             -             -            -           -       315,600
  Corporate stock - common               55,883,987            -             -           775            -     758,970    56,643,732
  Common/collective trusts               27,092,475       51,599    14,300,294   122,693,047   66,624,540      21,379   230,783,334
  Certificates of deposit                         -            -     2,999,716             -            -           -     2,999,716
  Other investments                               -            -     4,965,980             -            -           -     4,965,980
                                        137,227,770   15,867,143   220,679,841   122,693,822   66,624,540     780,349   563,873,465
  Insurance contracts,
    at contract value                             -            -    26,608,364             -            -           -    26,608,364
       Total investments                137,227,770   15,867,143   247,288,205   122,693,822   66,624,540     780,349   590,481,829

 Receivables:
  Employer contributions                          -            -             -             -            -   7,793,520     7,793,520
  Employee contributions                          -            -       554,606       447,770      258,126       4,045     1,264,547
  Accrued interest and dividends            879,736      232,909     2,267,142         5,211           76         107     3,385,181
  Securities sold                           242,214            -             -             -            -           -       242,214
       Total receivables                  1,121,950      232,909     2,821,748       452,981      258,202   7,797,672    12,685,462

  Cash                                        8,990            -        12,146             1            -           1        21,138
       Total assets                     138,358,710   16,100,052   250,122,099   123,146,804   66,882,742   8,578,022   603,188,429

Accrued liabilities:
 Securities purchased                       328,397            -             -             -            -           -       328,397
 Other accrued liabilities                  166,442       13,922       145,320       136,453        8,179       1,651       471,967
       Total liabilities                    494,839       13,922       145,320       136,453        8,179       1,651       800,364

Net assets available for benefits      $137,863,871  $16,086,130  $249,976,779  $123,010,351  $66,874,563  $8,576,371  $602,388,065


The accompanying notes are an integral part of these financial statements.







                                                               (Continued)
                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                          Year Ended December 31, 1995

                                                      Stability
                                        Diversified    Income                      Thrift Incentive Fund
                                           Fund         Fund         Fund A        Fund B        Fund C      Fund D      Total
Additions:
 Net investment income -
  Plan interest in Master Trust
   investment income (Note 3)         $ 33,434,616  $ 1,220,110  $ 19,879,755  $ 37,022,253  $24,872,815  $ 2,032,764  $118,462,313

 Contributions:
  Employer                                       -            -        24,155        11,702        4,674    5,034,217     5,074,748
  Employee                                       -            -    13,111,812    14,579,661    9,578,634      542,517    37,812,624
   Total  contributions                          -            -    13,135,967    14,591,363    9,583,308    5,576,734    42,887,372
    Total additions                     33,434,616    1,220,110    33,015,722    51,613,616   34,456,123    7,609,498   161,349,685

Deductions -
   Distributions                        25,989,769    5,886,209    51,438,577    20,217,307   10,480,554    1,364,739   115,377,155

Interfund  transfers                   (1,485,771)    1,410,438       396,867   (1,556,900)      695,014      540,352             -
   Net increase (decrease)               5,959,076  (3,255,661)  (18,025,988)    29,839,409   24,670,583    6,785,111    45,972,530

Net assets available for benefits:
 Beginning of year                     137,863,871   16,086,130   249,976,779   123,010,351   66,874,563    8,576,371   602,388,065
 End of year                          $143,822,947  $12,830,469  $231,950,791  $152,849,760  $91,545,146  $15,361,482  $648,360,595

The accompanying notes are an integral part of these financial statements.







                                                             (Continued)
                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                          Year Ended December 31, 1994
                                                      Stability
                                        Diversified    Income                      Thrift Incentive Fund
                                           Fund         Fund         Fund A        Fund B        Fund C      Fund D      Total
Additions:
  Net investment income (loss):
   Interest                           $  4,040,110  $   857,447  $ 14,555,550  $  5,292,939  $   337,176  $    2,203  $ 25,085,425
   Dividends                             2,173,662            -             -             -    1,552,720           -     3,726,382
   Net depreciation in fair value of
        investments (note 3)          (10,006,227)    (328,118)   (6,633,050)   (5,260,250)  (1,065,213)   (114,622)  (23,407,480)
     Net investment income (loss)      (3,792,455)      529,329     7,922,500        32,689      824,683   (112,419)     5,404,327

  Contributions:
   Employer                                      -            -             -             -            -   7,793,520     7,793,520
   Employee                                      -            -    17,919,930    14,758,669    8,502,675     136,521    41,317,795
     Total contributions                         -            -    17,919,930    14,758,669    8,502,675   7,930,041    49,111,315
     Total additions                   (3,792,455)      529,329    25,842,430    14,791,358    9,327,358   7,817,622    54,515,642

Deductions:
  Distributions                         19,066,038   7,057,4244     5,097,364    15,206,122    6,796,213      45,239    93,268,400
  Administrative expenses (note 6)         631,212       47,296       562,641       686,153       58,706       2,829     1,988,837
     Total deductions                   19,697,250    7,104,720    45,660,005    15,892,275    6,854,919      48,068    95,257,237

Interfund transfers                      (526,189)      526,189   (3,643,407)     1,659,526    1,177,064     806,817             -
     Net increase (decrease)          (24,015,894)  (6,049,202)  (23,460,982)       558,609    3,649,503   8,576,371  (40,741,595)

Net assets available for benefits:
 Beginning of year                     161,879,765   22,135,332   273,437,761   122,451,742   63,225,060           -   643,129,660
 End of year                          $137,863,871  $16,086,130  $249,976,779  $123,010,351  $66,874,563  $8,576,371  $602,388,065

The accompanying notes are an integral part of these financial statements.





                FEDERATED DEPARTMENT STORES, INC.
           RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                  Notes to Financial Statements

                   December 31, 1995 and 1994


1.   Description of the Plan

  The following brief description of the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

  General

  The  Plan  is  sponsored by Federated Department  Stores,  Inc.
  ("Company"). The Plan consists of two parts: a retirement income plan and a thrift incentive plan. The Plan was adopted in 1953 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and U.S. tax law.

  Eligibility and Vesting

  Employees are generally eligible for participation in the  Plan
  after   one   year  of  service  of  at  least   1,000   hours.
  Participants are immediately 100% vested in their own and the Company's contributions.

  Participant Accounts

  An account is maintained for each participant in the Plan which shows the participant's separate interest in the Retirement Income and Thrift Incentive portions of the Plan. At the end of each year, the Company's contributions are allocated to individual accounts for participants who did not make a withdrawal of basic (first 5%) savings during the year, in the proportion that each participant's basic savings made and not withdrawn during the year bears to the aggregate amounts of basic savings made and not withdrawn by all participants during the year. Additional voluntary contributions (any contributions in excess of 5% of compensation) do not participate in the Company's allocation. Company contributions are made at year end only to persons who are active participants on the last day of the year. At the end  of  each  month, investment earnings  for  each  fund  are allocated  to  individual  accounts on  amounts  not  withdrawn during the month in the proportion that each such participant's interest at the beginning of the month bears to the total of all such participants' interests in that fund at the beginning of such month less withdrawals.

  Retirement Income

  Retirement Income interests represent Company contributions to the Retirement Income portion of the Plan prior to January 1, 1984 and the earnings on such contributions. A defined benefit pension plan (the "Pension Plan") was adopted as of January 1, 1984. With the Pension Plan in place, the Company continues to make contributions to the Thrift Incentive portion of the Plan as described below and has the right to make additional contributions to the Retirement Income portion of the Plan.




  (Continued)

                FEDERATED DEPARTMENT STORES, INC.
           RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

            Notes to Financial Statements - Continued

                   December 31, 1995 and 1994


  Thrift Incentive

  The   Thrift  Incentive  portion  of  the  Plan  provides   for
  voluntary contributions by participating employees and for Company contributions matching a portion of the participant's contributions.

  Participants may elect to contribute to the Thrift Incentive portion of the Plan an amount equal to 1% to 10% (subject to certain limitations) of the participant's eligible compensation. Alternatively, a participant may elect to make these contributions (subject to certain limitations) on a pre-tax basis pursuant to Section 401(k) of the Internal Revenue Code. Contributions up to 5% of eligible compensation are basic savings which are eligible for matching Company contributions. For 1984 and subsequent years, the Company's annual contribution is an amount equal to the greater of 2% of the Company's income before federal income taxes from participating divisions or the amount necessary to match 20% of participants' basic savings. The Company contributed 20.0% and 27.3% of participants' basic savings for years ended December 31, 1995 and 1994, respectively.

  Participants are permitted to make withdrawals of their after-tax contributions to the Thrift Incentive portion of the Plan at any time. Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code. At termination, participants may elect to receive the balance of their account either in a lump sum or an annuity contract.

2.   Summary of Significant Accounting Policies

  a)   Master Trust

    Effective January 1, 1995, the Plan entered into the Federated
     Department Stores, Inc. Defined Contribution Plan Master Trust (the "Master Trust") Agreement with its trustee. Under the terms of the Master Trust, the trustee serves as trustee custodian for the Master Trust which was established for the investment of assets of the Plan and of the Federated Savings Plan for Employees of Lazarus PA, Inc., ("Lazarus PA Plan") also sponsored by the Company.

    The  Federated  Department Stores,  Inc. Pension  and  Profit
     Sharing Committee selects a diversified group of investment managers who determine purchases and sales of investments for their respective portions of the assets allocated to them to manage in the Master Trust.

  b)   Basis of Presentation

     The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

  c)   Investments

     The fair value of the Plan's participation in the Master Trust is based on the beginning of year value of the Plan's participation in the Master Trust plus allocated investment income, plus actual contributions, less actual distributions and allocated administrative expenses.



                                                   (Continued)
                FEDERATED DEPARTMENT STORES, INC.
           RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

            Notes to Financial Statements - Continued

                   December 31, 1995 and 1994


     Other investments are reported at fair value as determined by quoted market prices on an active market. Corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of securities are reported on the average cost method.

     Cash   equivalents  include  highly  liquid  temporary  cash
     investments.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

  d)   Insurance Contracts

     Insurance contracts are valued at contract value, which represents contributions made under the contract, plus interest earned, less benefits paid and expenses charged.

  e)   Use of  Estimates

     The  Plan  administrator has made a number of estimates  and assumptions  relating to the preparation of these  financial
     statements.    Actual  results  could  differ   from   these
     estimates.

3.   Investments

  All of the Plan's investments were transferred to the Master Trust on January 1, 1995 which was established for the investment of assets of the Plan and of the Lazarus PA Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the trustee. At December 31, 1995, the Plan's interest in the net assets of the Master Trust was approximately 99.1%. Investment income and administrative expense relating to the Master Trust are allocated to the individual plans based upon monthly balances invested by each plan.

  In 1994, the Company was a party to a trust agreement with a trustee with respect to the operation of the Plan and the establishment and management of the trust fund.

  The trustee under both the Master Trust and previously, in accordance with the trust agreement, invests all contributions to the Plan among several investment funds. The funds are:

     Diversified Fund - This fund is composed of employer contributions to the Retirement Income portion of the Plan and certain amounts transferred when certain plans were merged, together with the net earnings thereon. All amounts in this fund are invested in corporate equity and fixed-income securities, government fixed-income securities and common/collective trusts.





                                                      (Continued)
                FEDERATED DEPARTMENT STORES, INC.
           RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

            Notes to Financial Statements - Continued

                   December 31, 1995 and 1994


     Stability Income Fund - This fund consists of balances in the Retirement Income portion of the Plan of participants who were at least 60 years of age prior to December 31, 1986, or who have attained age 55 and who have completed at least ten years of service and have elected to transfer all or part of their balance out of the Diversified Fund. All amounts in this fund are invested in short-term, fixed-income corporate and government bonds.

     Thrift Incentive Funds - These funds include Company and participants' contributions to the Thrift Incentive portion of the Plan, together with the net earnings thereon. The amounts in these funds are invested in four separate investment options as directed by the participants. Fund A is invested in fixed-income investments and insurance contracts. Fund B is composed of common/collective trusts which invest in a varying mixture of equity securities and fixed income instruments. Fund C is invested in an equity index fund consisting of Standard and Poor's 500 stock investments. Fund D was established on April 1, 1994 and is invested in the common stock of the Company. Company contributions are directed to Fund D. Prior to the establishment of Fund D, Company contributions were directed to Fund A. Participants may elect to redirect the value of Company contributions to other investment options permitted pursuant to the Plan provisions.

The following table presents the fair values or contract values of investments and total net assets for the Master Trust at December 31, 1995:

      Assets:
  Investments at fair value:
    Cash and cash equivalents           $        23,449
    U. S. Government securities             110,496,670
    Corporate debt instruments               75,797,493
    Preferred stock                             133,239
    Common stock                             72,016,207
    Foreign government securities             4,967,180
    Common/collective trusts                278,246,438
     Total investments at fair value        541,680,676

    Insurance contracts at contract value   111,880,590
     Total investments                      653,561,266

  Receivables:
    Securities sold                             282,364
    Accrued interest, dividend
    and other income                          2,313,919
     Total receivables                        2,596,283
          Total assets                      656,157,549





                                                      (Continued)
                FEDERATED DEPARTMENT STORES, INC.
           RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

            Notes to Financial Statements - Continued

                   December 31, 1995 and 1994



  Accrued liabilities:
       Due to broker for securities
       purchased                              5,651,352
  Accrued administrative expenses               501,650
     Total accrued liabilities                6,153,002
     Total net assets                      $650,004,547

Net  investment income for the Master Trust for the  years  ended
December 31, 1995 is as follows:

  Net appreciation in fair value of investments:
    Certificates of deposit             $       (5,610)
    U.S. Government securities                8,514,007
    Corporate debt instruments                1,564,391
    Preferred stock                               9,323
    Common stock                             19,583,368
    Foreign government securities                13,001
    Common/collective trusts                 60,910,182
      Net appreciation in fair
        value of investments                 90,588,662

  Interest                                   24,425,834
  Dividends                                   4,337,912
  Other                                       2,856,868
    Total investment income                 122,209,276

  Administrative expenses                   (2,561,490)
     Net investment income                 $119,647,786

The following table presents the fair value of investments held as of December 31, 1994 by the trustee that represent five percent or more of the Plan's total net assets.

    EB Opening Stock Index Fund          $   84,945,457
    EB Opening Asset Allocation Fund         61,371,782
    MGT Comm Fund Large Company Fund         30,701,526


                                                      (Continued)


                FEDERATED DEPARTMENT STORES, INC.
           RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

            Notes to Financial Statements - Continued

                   December 31, 1995 and 1994


Net appreciation (depreciation) in the fair value of investments for the year ended December 31, 1994 was as follows:

    U. S. Government securities           $(12,120,589)
    Corporate debt instruments              (2,558,302)
    Corporate stock-preferred                    17,002
    Corporate stock-common                  (2,069,940)
    Common/collective trusts                (6,669,546)
    Certificates of deposit                      11,135
    Other investments                          (17,240)
     Net depreciation in fair
      value of investments                $(23,407,480)

4.   Plan Termination

  Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.

5.   Federal Income Taxes

  The Plan obtained its latest determination letter on July 31, 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. While the Plan has been amended since receiving such determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   Administrative Expenses

  Various expenses, including trust, investment, consulting, actuarial, recordkeeping, legal and audit fees are paid for by the Plan.




Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                FEDERATED DEPARTMENT STORES, INC.
                                RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

Dated:  July 1, 1996            By:     /s/ John R. Sims
                                        John R. Sims
                                        Chairman of the Pension and Profit
                                        Sharing Committee





                        CONSENT OF INDEPENDENT AUDITORS



The Board of Directors
Federated Department Stores, Inc.

We consent to incorporation by reference in this Registration Statement No. 33-88240 on Form S-8 of Federated Department Stores, Inc. of our report dated June 14, 1996, relating to the statements of net assets available for benefits of Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 1995 Annual Report on Form 11-K of Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan.


                                        /s/ KPMG Peat Marwick LLP
                                        KPMG Peat Marwick LLP




Cincinnat, Ohio
June 25, 1996